SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)*

                         Harnischfeger Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    413345109
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,873,950 shares, which constitutes approximately 6.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 47,949,089 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,873,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: PN
----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,873,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,873,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: CO
----------
(1)  Power is exercised through its President, William P. Hallman, Jr.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 2,873,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: IN
----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Portfolio FF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,873,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     Portfolio Genpar, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 2,873,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,873,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,873,950 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person: CO
----------
(1) Solely in its capacity as the sole general partner of Portfolio FF Investors, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 19, 1998, as amended by Amendment No. 1 dated May 29, 1998, as amended by Amendment No. 2 dated August 12, 1998, as amended by Amendment No. 3 dated October 12, 1998, as amended by Amendment No. 4 dated April 6, 1999, as amended by Amendment No. 5 dated April 13, 1999, as amended by Amendment No. 6 dated May 25, 1999, as amended by Amendment No. 7 dated June 8, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Harnischfeger Industries, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Trinity I Fund, L.P., a Delaware limited partnership ("TIF"), TF Investors, L.P., a Delaware limited partnership ("TFI"), Trinity Capital Management, Inc., a Delaware corporation ("TCM"), William P. Hallman, Jr. ("WPH"), Portfolio FF Investors, L.P., a Delaware limited partnership ("PFFI"), and Portfolio Genpar, L.L.C., a Delaware limited liability company ("PG"). TIF, TFI, TCM, WPH, PFFI and PG are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     TIF

       TIF is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TIF, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TFI, the sole general partner of TIF, is set forth below.

     TFI

     TFI is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TIF. The principal business address of TFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TFI, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TFI. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, 201 Main Street          Director and Shareholder
 Jr.                Suite 2500                 of Kelly, Hart and
                    Fort Worth, Texas 76102    Hallman, P.C. ("KHH")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    Bass Enterprises
                                               Production Co. ("BEPCO")

     KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WPH

     See answers above.

     PFFI

     PFFI is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of PFFI, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PG, the sole general partner of PFFI, is set forth below.

     PG

     PG is a Delaware limited liability company, the principal business of which is serving as the sole general partner of PFFI and other affiliated limited partnerships. The principal business address of PG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person (in addition to TIF) of PG are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS            OR EMPLOYMENT

William P. Hallman, See answers above.       See answers above.
Jr.

W. R. Cotham        See answers above.       See answers above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE OF FUNDS.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

        TIF             Not Applicable         Not Applicable

        TFI             Not Applicable         Not Applicable

        TCM             Not Applicable         Not Applicable

        WPH             Not Applicable         Not Applicable

        PFFI            Other (1)              $96,910,731.25

        PG              Not Applicable         Not Applicable

        (1)     Contributions from partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        TIF

        Because of its position as the sole member of PG, which is the sole general partner of PFFI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,873,950 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,873,950 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,873,950 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        WPH

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,873,950 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        PFFI

        The aggregate number of shares of the Stock that PFFI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,873,950, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        PG

        Because of its position as the sole general partner of PFFI, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,873,950 shares of the Stock, which constitutes approximately 6.0% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        TIF

        As the sole member of PG, which is the sole general partner of PFFI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

        TCM

        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

        WPH

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

        PFFI

        Acting through its sole general partner, PFFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

        PG

        As the sole general partner of PFFI, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,873,950 shares of the Stock.

         (C) During the past 60 days, the Reporting Persons have effected no transactions in shares of the Stock.

        Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

     Exhibit 99.2 -- Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

      Exhibit 99.3 -- Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

     Exhibit 99.4 -- Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, previously filed.

     Exhibit  99.5  --  Agreement  pursuant  to  Rule  13d-1(k)(1)(iii),   filed
herewith.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:     October 27, 1999

                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     PORTFOLIO FF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   PORTFOLIO GENPAR, L.L.C.,
                                           a Delaware limited liability
                                           company, General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     PORTFOLIO GENPAR, L.L.C.,
                                     a Delaware limited liability company


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                      /s/ William P. Hallman, Jr.
                                     William P. Hallman, Jr.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

  99.3 Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

  99.4 Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, previously filed.

  99.5 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), filed herewith.